Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on September 13, 2016, at 2:30 p.m. [Israel time] at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").

The items that are on the agenda of the Meeting:

1.	To reelect Mr. Shraga Katz as a Class I director and Chairman of the Board of Directors of the Company, to serve until the 2019 annual meeting of shareholders.

2.	To reelect Mr. Steve Levy as an Outside Director (as defined in the Israeli Companies Law) of the Company, to serve for a term of three years commencing as of the end of his current term.

3.	To approve the Compensation Policy of the Company.

4.	To approve an amendment to the equity compensation provided to our Directors.

5.	To approve the grant of RSUs to the Chairman of the Board of Directors, Mr. Shraga Katz.

6.	To approve an amendment to the employment terms of the Company’s Chief Executive Officer.

7.	To approve the grant of RSUs to the Company’s Chief Executive Officer.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the fiscal year ended December 31, 2015, including a review of the fiscal 2015 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the meeting is August 10, 2016.  The last date for submitting proposals for consideration at the Annual Meeting is August 25, 2016. The last date for submitting a statement of position is September 3, 2016 at 2:30 p.m. [Israel time]. The last date for submitting a proxy card is September 12, 2016, at 2:30 p.m. [Israel time]. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Voting  via  the electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform must be completed no later than six hours before the time fixed for the Annual Meeting. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.